Exhibit 99.1

Lufax Reports First Quarter 2024 Financial Results

SHANGHAI, April 22, 2024 /PRNewswire/ — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Financial Highlights

•	Total income was RMB6,964 million (US$964 million) in the first quarter of 2024, compared to RMB10,078 million in the same period of 2023.

•	Net loss was RMB830 million (US$115 million) in the first quarter of 2024, compared to net profit of RMB732 million in the same period of 2023.

(In millions except percentages, unaudited)	Three Months Ended March 31,
	2023	2024		YoY
	RMB	RMB	USD
Total income	10,078	6,964	964	(30.9%)
Total expenses	(8,964)	(6,517)	(903)	(27.3%)
Total expenses excluding credit impairment losses, finance costs and other (gains)/losses	(5,685)	(3,580)	(496)	(37.0%)
Credit impairment losses, finance costs and other (gains)/losses	(3,278)	(2,936)	(407)	(10.4%)
Net profit/(loss)	732	(830)	(115)	(213.3%)

First Quarter 2024 Operational Highlights

•	Outstanding balance of loans enabled was RMB270.2 billion as of March 31, 2024 compared to RMB495.2 billion as of March 31, 2023, representing a decrease of 45.4%.

•	Cumulative number of borrowers increased by 12.4% to approximately 21.7 million as of March 31, 2024 from approximately 19.4 million as of March 31, 2023.

•	New loans enabled were RMB48.1 billion in the first quarter of 2024, compared to RMB57.0 billion in the same period of 2023, representing a decrease of 15.6%.

•	During the first quarter of 2024, excluding the consumer finance subsidiary, the Company bore risk on 100% of its new loans enabled, up from 22.6% in the same period of 2023.

•

As of March 31, 2024, including the consumer finance subsidiary, the Company bore risk on 48.3% of its outstanding balance, up from 24.5% as of March 31, 2023. Credit enhancement partners bore risk on 50.1% of outstanding balance, among which Ping An Property & Casualty Insurance Company of China, Ltd. accounted for a majority.

•	As of March 31, 2024, excluding the consumer finance subsidiary, the Company bore risk on 41.6% of its outstanding balance, up from 20.4% as of March 31, 2023.

•	For the first quarter of 2024, the Company’s retail credit enablement business take rate[1] based on loan balance was 9.0%, as compared to 7.3% for the first quarter of 2023.

•

C-M3 flow rate[2] for the total loans the Company had enabled, excluding the consumer finance subsidiary, was 1.0% in the first quarter of 2024, compared to 1.2% in the fourth quarter of 2023. Flow rates for the general unsecured loans and secured loans the Company had enabled were 1.0% and 0.7% respectively in the first quarter of 2024, as compared to 1.4% and 0.8% respectively in the fourth quarter of 2023.

•

Days past due (“DPD”) 30+ delinquency rate[3] for the total loans the Company had enabled, excluding the consumer finance subsidiary, was 6.6% as of March 31, 2024, as compared to 6.9% as of December 31, 2023. DPD 30+ delinquency rate for general unsecured loans was 7.4% as of March 31, 2024, as compared to 7.7% as of December 31, 2023. DPD 30+ delinquency rate for secured loans was 4.5% as of March 31, 2024, as compared to 4.4% as of December 31, 2023.

•

DPD 90+ delinquency rate[4] for total loans enabled, excluding the consumer finance subsidiary, was 4.4% as of March 31, 2024, as compared to 4.1% as of December 31, 2023. DPD 90+ delinquency rate for general unsecured loans was 5.0% as of March 31, 2024, as compared to 4.6% as of December 31, 2023. DPD 90+ delinquency rate for secured loans was 2.6% as of March 31, 2024, as compared to 2.6% as of December 31, 2023.

•	As of March 31, 2024, the non-performing loan (NPL) ratio[5] for consumer finance loans was 1.6% as compared to 1.5% as of December 31, 2023.

Mr. YongSuk Cho, Chairman and Chief Executive Officer of Lufax, commented, “During the first quarter, we maintained our emphasis on quality over quantity as we continued to prioritize operational prudence and long-term stability. Following the completion of five major de-risking and diversification actions, including four mix changes and one business model adjustment, we witnessed some improvements in our early risk indicators. However, we maintained a patient approach to ensure that this success will be sustainable. We have strategically shifted our product mix from SBO loans to a more diverse approach which puts a greater emphasis on consumer finance products. Meanwhile, all new loans during the quarter were either granted by our consumer finance subsidiary or enabled by our guarantee company under our 100% guarantee model. This switch will have a positive impact on our take rate as it eases the burden of elevated CGI premiums, though the upfront provisioning of these loans means our bottom-line will take longer to recover. In terms of asset quality, the C-M3 flow rate for our Puhui business improved from the fourth quarter of 2023 to the first quarter of 2024. Having already witnessed preliminary enhancements to some key operating metrics, we believe that our strategic initiatives have created a solid foundation for ongoing success. We will remain vigilant, and plan to embrace a cautious approach to our operations for the foreseeable future.”

[1]

The take rate of retail credit enablement business is calculated by dividing the aggregated amount of loan enablement service fees, post-origination service fees, net interest income, guarantee income and the penalty fees and account management fees by the average outstanding balance of loans enabled for each period.

[2]

C-M3 flow rate estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month. Loans from legacy products and consumer finance subsidiary are excluded from the flow rate calculation.

[3]

DPD 30+ delinquency rate refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products and consumer finance subsidiary are excluded from the calculation.

[4]

DPD 90+ delinquency rate refers to the outstanding balance of loans for which any payment is 90 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products and consumer finance subsidiary are excluded from the calculation.

[5]

Non-performing loan ratio for consumer finance loans is calculated by using the outstanding balance of consumer finance loans for which any payment is 91 or more calendar days past due and not written off, and certain restructured loans, divided by the outstanding balance of consumer finance loans..

Mr. Gregory Gibb, Co-Chief Executive Officer of Lufax, commented, “We began to feel the impact of our refined strategic initiatives during the first quarter of 2024. We witnessed the growth of our consumer finance business, with consumer finance loans accounting for 42% of new loan sales in the quarter, up from 24% in the same period last year. Consumer finance loans now comprise 14% of our total balance, an increase from both the year and quarter prior. We have also been growing the portion of loans under our 100% guarantee model, with 26% of Puhui’s loan balance now enabled under this model. As of the end of the first quarter, our take rate stood at 9.0% as we built up this balance, and we expect it to rise further in the future through ongoing strategic execution. The improvement in the macro environment, removal of temporary negative impacts from our geographic and direct sales restructuring in the third quarter, and the vintage run off as we build up a new book helped improve our asset quality.”

Mr. David Choy, Chief Financial Officer of Lufax, commented, “We remain committed to ongoing cost optimizations, as evidenced by the 37% year-over-year decrease in total expenses, excluding credit and asset impairment losses, finance costs, and other losses, and the 27% year-over-year decrease in our total expenses. Furthermore, our leverage level remains low, and both of our main operating entities are well-capitalized. Our guarantee subsidiary’s leverage ratio increased to 2.4x, driven by the increase of our guarantee balance associated with our increased risk exposure and the decrease of net assets due to the distribution of dividends, compared to a maximum regulatory limit of 10x. Our consumer finance company’s capital adequacy ratio stood at approximately 15.1%, exceeding the required 10.5% regulatory requirement. As of March 31, 2024, our cash at bank balance amounted to RMB39.4 billion.”

First Quarter 2024 Financial Results

TOTAL INCOME

Total income was RMB6,964 million (US$964 million) in the first quarter of 2024, compared to RMB10,078 million in the same period of 2023, representing a decrease of 31%.

	Three Months Ended March 31,
(In millions except percentages, unaudited)	2023		2024		YoY
	RMB	% of income	RMB	% of income
Technology platform-based income	5,010	49.7%	2,553	36.7%	(49.0%)
Net interest income	3,349	33.2%	2,845	40.9%	(15.0%)
Guarantee income	1,417	14.1%	925	13.3%	(34.7%)
Other income	227	2.3%	319	4.6%	40.3%
Investment income	75	0.7%	322	4.6%	329.2%
Share of net profits of investments accounted for using the equity method	(0)	(0.0%)	(1)	(0.0%)	(58.5%)
Total income	10,078	100.0%	6,964	100.0%	(30.9%)

•

Technology platform-based income was RMB2,553 million (US$354 million) in the first quarter of 2024, compared to RMB5,010 million in the same period of 2023, representing a decrease of 49.0%, due to 1) the decrease of retail credit service fees due to the decrease in new loan sales and loan balance and 2) the decrease of referral and other technology platform-based income due to the decrease in transaction volume.

•

Net interest income was RMB2,845 million (US$394 million) in the first quarter of 2024, compared to RMB3,349 million in the same period of 2023, representing a decrease of 15.0%, mainly due to the decrease in loan balance, partially offset by the increase of net interest income from the Company’s consumer finance business.

•

Guarantee income was RMB925 million (US$128 million) in the first quarter of 2024, compared to RMB1,417 million in the same period of 2023, representing a decrease of 34.7%, primarily due to the decrease in loan balance and a lower average fee rate.

•

Other income was RMB319 million (US$44 million) in the first quarter of 2024, compared to other income of RMB227 million in the same period of 2023. The increase was mainly due to the increased account management fees driven by improved collection performance.

•

Investment income was RMB322 million (US$45 million) in the first quarter of 2024, compared to RMB75 million in the same period of 2023, mainly due to the decrease of losses associated with certain risk assets, offset by the increase of income from investment assets.

TOTAL EXPENSES

Total expenses decreased by 27% to RMB6,517 million (US$903 million) in the first quarter of 2024 from RMB8,964 million in the same period of 2023. This decrease was mainly due to the decrease in sales and marketing expenses by 50% to RMB1,518 million (US$210 million) in the first quarter of 2024 from RMB3,030 million in the same period of 2023. Total expenses excluding credit impairment losses, finance costs and other (gains)/losses decreased by 37% to RMB3,580 million (US$496 million) in the first quarter of 2024 from RMB5,685 million in the same period of 2023.

	Three Months Ended March 31,
(In millions except percentages, unaudited)	2023		2024		YoY
	RMB	% of income	RMB	% of income
Sales and marketing expenses	3,030	30.1%	1,518	21.8%	(49.9%)
General and administrative expenses	756	7.5%	483	6.9%	(36.2%)
Operation and servicing expenses	1,558	15.5%	1,327	19.1%	(14.8%)
Technology and analytics expenses	341	3.4%	252	3.6%	(26.1%)
Credit impairment losses	3,132	31.1%	2,861	41.1%	(8.6%)
Finance costs	189	1.9%	58	0.8%	(69.2%)
Other (gains)/losses - net	(42)	(0.4%)	17	0.2%	(138.9%)
Total expenses	8,964	88.9%	6,517	93.6%	(27.3%)

•

Sales and marketing expenses decreased by 49.9% to RMB1,518 million (US$210 million) in the first quarter of 2024 from RMB3,030 million in the same period of 2023. The decrease was mainly due to 1) the decreased loan-related expenses as a result of the decrease in loan balance and 2) decreased retention expenses and referral expenses from platform service attributable to the decreased transaction volume.

•

General and administrative expenses decreased by 36.2% to RMB483 million (US$67 million) in the first quarter of 2024 from RMB756 million in the same period of 2023, mainly due to the Company’s expense control measures and the decrease in taxes and surcharges.

•

Operation and servicing expenses decreased by 14.8% to RMB1,327 million (US$184 million) in the first quarter of 2024 from RMB1,558 million in the same period of 2023, due to the Company’s expense control measures and decrease of loan balance, partially offset by increased commission associated with improved collection performance.

•

Technology and analytics expenses decreased by 26.1% to RMB252 million (US$35 million) in the first quarter of 2024 from RMB341 million in the same period of 2023, primarily due to the Company’s improved efficiency and expense control measures.

•

Credit impairment losses decreased by 8.6% to RMB2,861 million (US$396 million) in the first quarter of 2024 from RMB3,132 million in the same period of 2023, mainly due to the decrease in provision of loans and receivables as a result of the improvement of credit performance.

•

Finance costs decreased by 69.2% to RMB58 million (US$8 million) in the first quarter of 2024 from RMB189 million in the same period of 2023, mainly due to the decrease of interest expenses as a result of repayment of C-Round Convertible Promissory Notes and other debts, partially offset by the decrease of interest income from bank deposits.

•	Other losses were RMB17 million (US$2 million) in the first quarter of 2024, compared to other gains of RMB42 million in the same period of 2023, mainly due to the increase of foreign exchange losses.

NET LOSS

Net loss was RMB830 million (US$115 million) in the first quarter of 2024, compared to a net profit of RMB732 million in the same period of 2023, as a result of the aforementioned factors and increased withholding tax of RMB1,050 million associated with one-off dividends that were paid by the Company’s PRC subsidiaries in order to support the distribution of the special dividend the Company announced on March 21, 2024.

LOSS PER ADS

Basic and diluted loss per American Depositary Share (“ADS”) were both RMB1.52 (US$0.21) in the first quarter of 2024. Each one ADS represents two ordinary shares.

BALANCE SHEET

The Company had RMB39,442 million (US$5,463 million) in cash at bank as of March 31, 2024, as compared to RMB39,599 million as of December 31, 2023. Net assets of the Company amounted to RMB92,825 million (US$12,856 million) as of March 31, 2024, as compared to RMB93,684 million as of December 31, 2023.

Change in Management Team

Mr. David Siu Kam Choy has tendered his resignation as the chief financial officer of the Company due to personal reasons. Mr. Peiqing Zhu has been appointed as the new chief financial officer and the board secretary of the Company. This change will take effect on April 30, 2024.

Mr. Zhu joined Ping An Bank in April 2018, where he served as the general manager of the financial planning department at the Head Office of Ping An Bank from April 2018 to April 2024. Prior to that, Mr. Zhu served as the managing partner of the financial services industry in Greater China at Capgemini China from May 2016 to April 2018 and as the first vice president and deputy chief financial officer at United Overseas Bank (China) from May 2013 to May 2016. From June 2003 to May 2013, he held various positions at PricewaterhouseCoopers, Ernst & Young, and Deloitte Consulting, providing audit, financial management, risk, tax, and digital services to the financial industry. Mr. Zhu began his career at the Industrial and Commercial Bank of China in September 2002. Mr. Zhu received his bachelor’s degree in economics at the University of International Business and Economics. Mr. Zhu is a member of the AICPA, the CIMA, the Association of Chartered Certified Accountants in the United Kingdom, and the Certified Public Accountants Australia.

Conference Call Information

The Company’s management will hold an earnings conference call at 9:00 P.M. U.S. Eastern Time on Monday, April 22, 2024 (9:00 A.M. Beijing Time on Tuesday, April 23, 2024) to discuss the financial results. For participants who wish to join the call, please complete online registration using the link provided below in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the event passcode, and a unique access PIN, which can be used to join the conference call.

Registration Link: https://dpregister.com/sreg/10188298/fc485dda60

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.lufaxholding.com.

The replay will be accessible through April 29, 2024, by dialing the following numbers:

United States: 1-877-344-7529

International: 1-412-317-0088

Conference ID: 2835954

About Lufax

Lufax is a leading financial services enabler for small business owners in China. The Company offers financing products designed principally to address the needs of small business owners. In doing so, the Company has established relationships with 85 financial institutions in China as funding partners, many of which have worked with the Company for over three years.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2203 to US$1.00, the rate in effect as of March 31, 2024, as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. These forward-looking statements include, but are not limited to, statements about Lufax’s goals and strategies; Lufax’s future business development, financial condition and results of operations; expected changes in Lufax’s income, expenses or expenditures; expected growth of the retail credit enablement; Lufax’s expectations regarding demand for, and market acceptance of, its services; Lufax’s expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry Lufax operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Lufax’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended March 31,
	2023	2024
	RMB	RMB	USD
Technology platform-based income	5,010,373	2,553,075	353,597
Net interest income	3,348,630	2,845,191	394,054
Guarantee income	1,416,759	925,248	128,145
Other income	227,462	319,183	44,206
Investment income	74,964	321,758	44,563
Share of net profits of investments accounted for using the equity method	(436)	(691)	(96)

Total income	10,077,752	6,963,764	964,470

Sales and marketing expenses	(3,030,053)	(1,518,096)	(210,254)
General and administrative expenses	(756,071)	(482,504)	(66,826)
Operation and servicing expenses	(1,557,889)	(1,327,421)	(183,846)
Technology and analytics expenses	(341,485)	(252,338)	(34,948)
Credit impairment losses	(3,131,800)	(2,861,484)	(396,311)
Finance costs	(188,639)	(58,156)	(8,055)
Other gains/(losses) - net	42,412	(16,502)	(2,286)

Total expenses	(8,963,525)	(6,516,501)	(902,525)

Profit before income tax expenses	1,114,227	447,263	61,945
Income tax expenses	(381,857)	(1,277,224)	(176,893)

Net profit/(loss) for the period	732,370	(829,961)	(114,948)

Net profit/(loss) attributable to:
Owners of the Group	671,976	(870,463)	(120,558)
Non-controlling interests	60,394	40,502	5,609

Net profit/(loss) for the period	732,370	(829,961)	(114,948)

Earnings per share
-Basic earnings/(loss) per share	0.59	(0.76)	(0.11)

-Diluted earnings/(loss) per share	0.59	(0.76)	(0.11)

-Basic earnings/(loss) per ADS	1.18	(1.52)	(0.21)

-Diluted earnings/(loss) per ADS	1.18	(1.52)	(0.21)

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of March 31,
	2023	2024
	RMB	RMB	USD
Assets
Cash at bank	39,598,785	39,442,267	5,462,691
Restricted cash	11,145,838	14,662,440	2,030,724
Financial assets at fair value through profit or loss	28,892,604	32,848,689	4,549,491
Financial assets at amortized cost	3,011,570	2,937,778	406,878
Accounts and other receivables and contract assets	7,293,671	6,288,652	870,968
Loans to customers	129,693,954	116,572,471	16,145,101
Deferred tax assets	5,572,042	5,584,639	773,464
Property and equipment	180,310	174,039	24,104
Investments accounted for using the equity method	2,609	—	—
Intangible assets	874,919	877,961	121,596
Right-of-use assets	400,900	376,663	52,167
Goodwill	8,911,445	8,911,445	1,234,221
Other assets	1,444,362	1,228,805	170,188

Total assets	237,023,009	229,905,849	31,841,592

Liabilities
Payable to platform users	985,761	832,667	115,323
Borrowings	38,823,284	42,114,863	5,832,841
Current income tax liabilities	782,096	752,420	104,209
Accounts and other payables and contract liabilities	6,977,118	5,835,253	808,173
Payable to investors of consolidated structured entities	83,264,738	75,562,879	10,465,338
Financing guarantee liabilities	4,185,532	3,690,790	511,169
Deferred tax liabilities	524,064	552,654	76,542
Lease liabilities	386,694	361,467	50,063
Convertible promissory note payable	5,650,268	5,752,392	796,697
Other liabilities	1,759,672	1,625,282	225,099

Total liabilities	143,339,227	137,080,667	18,985,453

Equity
Share capital	75	75	10
Share premium	32,142,233	32,153,525	4,453,212
Treasury shares	(5,642,768)	(5,642,768)	(781,514)
Other reserves	155,849	116,026	16,069
Retained earnings	65,487,099	64,616,636	8,949,301

Total equity attributable to owners of the Company	92,142,488	91,243,494	12,637,078

Non-controlling interests	1,541,294	1,581,688	219,061

Total equity	93,683,782	92,825,182	12,856,139

Total liabilities and equity	237,023,009	229,905,849	31,841,592

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended March 31,
	2023	2024
	RMB	RMB	USD
Net cash generated from/(used in) operating activities	3,286,049	502,532	69,600
Net cash generated from/(used in) investing activities	2,174,740	2,747,041	380,461
Net cash generated from/(used in) financing activities	(2,777,226)	499,183	69,136
Effects of exchange rate changes on cash and cash equivalents	33,680	6,701	928

Net increase/(decrease) in cash and cash equivalents	2,717,243	3,755,457	520,125
Cash and cash equivalents at the beginning of the period	29,537,511	18,480,096	2,559,464

Cash and cash equivalents at the end of the period	32,254,754	22,235,553	3,079,589